Avenida Entertainment Group, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Avenida Entertainment Group, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 12, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	922	132,447
Total Current Assets	922	132,447
Noncurrent Assets		
Movie Sets and Video Equipment, net of Accumulated Depreciation	102,881	104,742
Total Noncurrent Assets	102,881	104,742
TOTAL ASSETS	103,802	237,189
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	4,997	4,449
Accrued Interest	64,581	16,281
Convertible Notes	500,000	-
Notes Payable - Related Parties	13,992	-
Notes Payable - Current Portion	84,532	35,675
Other Liabilities	10,119	-
Total Current Liabilities	678,222	56,405
Long-term Liabilities		
Convertible Notes	-	250,000
Notes Payable	499,931	527,573
Total Long-Term Liabilities	499,931	777,573
TOTAL LIABILITIES	1,178,153	833,978
EQUITY		
Common Stock	880	-
Member's Equity	10,522	(41,279)
Accumulated Deficit	(1,085,753)	(555,509)
Total Equity	(1,074,351)	(596,788)
TOTAL LIABILITIES AND EQUITY	103,802	237,189

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	242,988	145,674
Cost of Revenue	55,045	116,381
Gross Profit	187,943	29,293
Operating Expenses		
Advertising and Marketing	53,110	40,578
General and Administrative	429,253	402,144
Research and Development	25,151	7,676
Rent and Lease	136,534	75,564
Depreciation Expense	11,981	2,045
Total Operating Expenses	656,029	528,007
Operating Income (loss)	(468,086)	(498,714)
Other Income		
Other	1,942	44,870
Total Other Income	1,942	44,870
Other Expense		
Interest Expense	64,100	16,396
Total Other Expense	64,100	16,396
Provision for Income Tax	-	-
Net Income (loss)	(530,243)	(470,239)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	Member's Equity/APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	-	-	(41,279)	(85,270)	(126,549)
Net Income (Loss)	-	-	-	(470,239)	(470,239)
Ending Balance 12/31/2021	-	-	(41,279)	(555,509)	(596,788)
Issuance of Common Stock	8,800,010	880	51,801	-	52,681
Net Income (Loss)	-	-	-	(530,243)	(530,243)
Ending Balance 12/31/2022	8,800,010	880	10,522	(1,085,753)	(1,074,351)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(530,243)	(470,239)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	11,981	2,045
Accounts Receivable	-	904
Accounts Payable & Accrued Expenses	10,667	4,226
Accrued Interest	48,300	16,281
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	70,949	23,457
Net Cash provided by (used in) Operating Activities	(459,295)	(446,783)
INVESTING ACTIVITIES		
Movie Sets & Video Equipment	(10,119)	(106,787)
Net Cash provided by (used by) Investing Activities	(10,119)	(106,787)
FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock	880	-
Additional Proceeds from Paid-in Capital	51,801	-
Proceeds from Debt Issuances, net of Repayments	21,215	419,200
Proceeds from Debt Issuances - Related Parties	13,992	-
Proceeds from Convertible Notes	250,000	250,000
Net Cash provided by (used in) Financing Activities	337,888	669,200
Cash at the beginning of period	132,447	16,818
Net Cash increase (decrease) for period	(131,526)	115,630
Cash at end of period	922	132,447

Avenida Entertainment Group, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Avenida Entertainment Group, Inc. ('the Company') was originally formed as a California limited liability company on July 29th, 2016 and then subsequently converted into a Delaware C-corporation on June 21st, 2021. The Company plans to earn revenue from leveraging its reward based crowdfunding platform and launching an OTT streaming platform for US Latinos. The analytics provided by the OTT platform will help us target advertisers and connect them directly to consumers. The Company's headquarters is in Los Angeles, California. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue through three different streams including video production services, online-rewards-based crowdfunding platform hosting, and studio rental income.

Video Production Services - The Company generates revenues by selling video production services to filmmakers, companies and organizations. Payments are collected before any work has been provided. The Company determines how many edits are included in the production of the videos and deliver the finished product after the final edit has been completed. There are no refunds provided for video production. The Company's primary performance obligation is ensuring to satisfy all agreed upon terms of agreements entered into. Management analyzed the need to defer revenue as of December 31st, 2022 and 2021, and determined that any amounts would be negligible.

Online-Rewards-Based Crowdfunding Platform Hosting - The Company generates revenue by hosting an online crowdfunding platform for filmmakers and artistic creators. The Company keeps a 10% gross profit from all funds raised on the platform. The Company is paid first, then the funds are distributed to the client. The Company has up to 14 business days after all payments have been cleared to pay the funds raised to the client. There are no refunds for clients since they are only charged based off of what is raised. The Company's primary performance obligation is to maintain an acceptable level of software uptime for users. Management analyzed the need to defer revenue as of December 31st, 2022 and 2021, and determined that any amounts would be negligible.

Studio Rental - The Company generates revenue by renting out it's production facility for outside video productions. A deposit of 50% of the total invoice is collected to hold future rental dates. Remaining 50% balance is due 10 days before the first date of the rental. A 100% refund is issued to a client if the rental is cancelled at least 10 days prior to the first date of the rental. If The Company has invested any money into the preparation of the rental for the client, then that amount will be deducted from the deposit. There are no refunds for cancellations within the 10-day period. The Company's primary performance obligation is ensuring to satisfy all agreed upon terms of agreements entered into. Management analyzed the need to defer revenue as of December 31st, 2022 and 2021, and determined that any amounts would be negligible.

	Production Services	*Crowdfunding Platform Hosting*	*Studio Rental*	*Miscellaneous Other*	*Total*
2022	$136,921	$35,205	$70,862	$0	$242,988
2021	$19,936	$123,963	$1,169	$606	$145,674

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Movie Sets	10	114,000	(13,300)	-	100,700
Video Equipment	5	2,907	(727)	-	2,181
Grand Total	**-**	**116,907**	**(14,027)**	**-**	**102,881**

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	-	$ -
Granted	-	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2021	-	$ -
Granted	800,010	$ -
Vested	-	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2022	-	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company’s primary tax jurisdictions are the United States and California. The Company’s primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

The Company was loaned various amounts from shareholders resulting in a balance of $13,992 as of December 31st, 2022. The loans do not accrue interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently complying with all relevant laws and regulations.

In 2023, a judgment was placed against the Company for breaking a lease in the middle of the global COVID-19 pandemic. Management is confident that they can get the judgment of approximately $40,000 overturned. Management believes it has sufficient documentation, including several emails, calls, and texts recorded for which they reached out to the leasing office attempting to find a solution. Management believes they even had a tenant that was already in the building that was out of lease and wanted to take over their office and lease term, but the leasing office ignored all of their requests. The Company never heard back from them in three years until receiving the notice of the judgement in 2023.

Rent and Lease

In 2021, the Company entered into a lease agreement that expires on August 31st, 2024 and has been given the option to exit August 2023 without penalty. The lease required monthly payments of $12,174 that increased to $13,632 for the remainder of the lease term. In August of 2023, the Company started subleasing the premise for $13,632 a month until the lease expires on August 31st, 2024, for which they expect to look into other rental options.

Year Ending December 31,	Payment
2023	122,688
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 5 – LIABILITIES AND DEBT

The Company entered into an SBA loan totaling $420,200. The loan accrues interest at 3.75% and is due in 2051. The loan requires monthly payments of $2,087. The Company had accrued interest of $23,636 as of December 31st, 2022, related to this loan.

The Company entered into an SBA loan totaling $93,200. The loan accrues interest at 3.75% and is due in 2050. The loan requires monthly payments of $455. The Company had accrued interest of $6,990 as of December 31st, 2022, related to this loan.

The Company entered into an SBA loan totaling $49,848. The loan accrues interest at 4.83% and is due in 2023. The loan requires monthly payments of $1,687. The balance of the loan was $14,173 as of December 31st, 2022. The Company had accrued interest of $4,560 as of December 31st, 2022, related to this loan.

The Company was loaned $4,000 by a third party. The loan does not accrue interest and is due on demand.

The Company entered into a PayPal loan totaling $17,000. The loan fee was $2,035 resulting in a total repayment amount of $19,035. The repayment percentage is 30% every 90 days with minimum payments of $1,903.

The Company entered into a loan agreement totaling $35,890. The loan fee was $1,110 resulting in a total repayment amount of $37,000. The Company is required to repay monthly installments of approximately $2,502.

Convertible Notes - The Company has entered into two convertible note agreements in the aggregate amount of $500K for the purposes of funding operations. The interest on the notes is 6%. The notes are automatically convertible into

shares of the Company's common stock at a 20% discount upon closing the Next Equity Financing or at a valuation cap of $6 million. If not converted during, the principal and accrued interest are payable if demanded by the holder after the Maturity Date. The Company had accrued interest of $26,250 as of December 31st, 2022, related to these loans.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	598,524
2024	23,449
2025	18,459
2026	18,459
2027	18,459
Thereafter	421,105

Debt Summary

				For the Year Ended December 2022				For the Year Ended December 2021			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable - Related Parties	13,992	None	2023	13,992	-	13,992	-	-	-	-	-
SBA Loan 1	420,200	3.75%	2051	15,007	405,193	420,200	23,636	-	420,200	420,200	7,879
SBA Loan 2	93,200	3.75%	2050	3,452	89,748	93,200	6,990	-	93,200	93,200	3,495
SBA Loan 3	49,848	4.83%	2023	14,173	-	14,173	4,560	35,675	14,173	49,848	2,408
Note Payable 1	4,000	None	2023	4,000	-	4,000	-	-	-	-	-
Note Payable 2	17,000	Loan Fee $2,035	2023	17,000	-	17,000	2,035	-	-	-	-
Note Payable 3	35,890	Loan Fee $1,110	2024	30,900	4,990	35,890	1,110	-	-	-	-
Convertible Notes	500,000	6.00%	2023	500,000	-	500,000	26,250	-	250,000	250,000	2,500
Total				598,524	499,931	1,098,455	64,581	35,675	777,573	813,248	16,281

NOTE 6 – EQUITY

On June 21st, 2021, the Company converted from a California limited liability company into a Delaware C-corporation.

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 8,800,010 shares were issued and outstanding as of December 31st, 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has no authorized or issued Preferred Stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 12, 2023, the date these financial statements were available to be issued.

See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations disclosure for details of judgment notice against the Company.

See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations disclosure for details of details the Company subleasing its studio.

The Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party totaling $100,000. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at an 80% discount. The valuation cap of the agreement entered was $9M.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.